August 8, 2024

fourth quarter and full year 2023 results.

addition, Burford has made available an accompanying fourth quarter and full year 2023 results presentation, a shareholder letter and capital provision-direct and capital provision-indirect asset data tables on its website at http://investors.burfordcapital.com.

Burford Capital Reports Second Quarter 2024 Results

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, today announces its unaudited financial results at and for the three and six months ended June 30, 2024.

In addition, Burford has made available an accompanying three and six months ended June 30, 2024 results presentation and capital provision-direct and capital provision-indirect asset data tables on its website at http://investors.burfordcapital.com.

Christopher Bogart, Chief Executive Officer of Burford Capital, commented:

“Burford had a strong second quarter, with Burford-only total revenues up 217% and capital provision income up 237% over the comparable period in 2023. A series of case wins underline the lack of correlation between Burford’s cash flows and markets or the economy and demonstrate continued progression in our $7.4 billion Group-wide total portfolio. New business was also active with new commitments above our recent quarterly average. As we’ve signaled, overall year-to-date results can’t compare with last year given the unrealized gains from the 2023 YPF win, but year-to-date net realized gains on our core portfolio were up 36%. After a typically sleepy first quarter, we are very pleased with the performance of the business in the second quarter and in the first half of 2024.”

Consolidated financial results

Summary statements of operations
	Six months ended June 30,			Three months ended June 30,
Consolidated (US GAAP) ($ in thousands, except per share data)	2024	2023	% change	2024	2023	% change
Capital provision income	198,506	511,600	-61%	157,745	35,667	342%
Asset management income	3,507	3,891	-10%	1,644	1,894	-13%
Total revenues	203,948	425,456	-52%	159,653	44,551	258%
Total operating expenses	68,289	97,931	-30%	38,151	43,632	-13%
Net income/(loss) attributable to Burford Capital Limited shareholders	23,809	237,885	-90%	53,746	(21,540)	NM
Per diluted ordinary share	0.11	1.07	-90%	0.24	(0.10)	NM

Note: “NM” denotes not meaningful. Changes from negative to positive amounts and positive to negative amounts, increases or decreases from zero and changes greater than 700% are not considered meaningful.

Summary statements of financial position
Consolidated (US GAAP) ($ in thousands, except per share data)	June 30, 2024		December 31, 2023		% change
Capital provision assets	5,238,633		5,045,388		4%
Total Burford Capital Limited equity	2,303,187		2,290,858		1%
Book value per ordinary share	10.50		10.46		0.4%
Non-controlling interests	929,115		916,922		1%
Total shareholders’ equity	3,232,302		3,207,780		1%
Total liabilities and shareholders’ equity	6,120,686		5,837,394		5%

In this announcement, references to “2Q24” and “YTD24” are to Burford’s financial results for the three and six months ended June 30, 2024, respectively, and references to “2Q23” and “YTD23” are to Burford’s financial results for the three and six months ended June 30, 2023, respectively. All figures in this announcement are presented on an unaudited consolidated basis in accordance with the generally accepted accounting principles in the United States (“US GAAP”), unless otherwise stated. Figures at and for the three and six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2024.

Definitions, reconciliations and information additional to those set forth in this announcement are available on Burford’s website at http://investors.burfordcapital.com.

Burford-only operational and financial review (non-GAAP)

Selected metrics[1]
	Six months ended June 30,			Three months ended June 30,
Burford-only (non-GAAP) ($ in thousands)	2024	2023	% change	2024	2023	% change
Net realized gains/(losses)	127,907	94,394	36%	99,153	58,781	69%
Realizations	215,738	194,943	11%	154,664	133,197	16%
Cash receipts[2]	245,057	246,938	-1%	107,363	149,781	-28%
Deployments	190,826	248,446	-23%	131,745	181,453	-27%
New commitments	342,590	431,034	-21%	260,131	330,270	-21%
[1] Represents Burford-only capital provision-direct, unless noted otherwise.
[2] Represents Burford-only proceeds from capital provision-direct, capital provision-indirect and asset management and other services.

Group-wide (non-GAAP) ($ in thousands)	June 30, 2024		December 31, 2023		% change
Total portfolio	7,383,303		7,170,308		3%

◾

Net realized gains in YTD24 up 36% to $128 million (YTD23: $94 million), reflecting multiple case wins and higher returns with a ROIC of 146% on realizations for fully and partially concluded assets in YTD24

o	Net realized gains in YTD24 comprised $151 million of gross realized gains (YTD23: $120 million) offset by $23 million of gross realized losses (YTD23: $25 million)
◾	Realizations in YTD24 of $216 million (YTD23: $195 million)
o	Highest first half since 2020 with realizations diversified across vintage years as Covid-19 pandemic backlog continues to clear in tandem with newer case resolutions
o	During YTD24, eight different assets generated more than $10 million of realizations each, with three of those delivering $25 million or more each
◾	Cash receipts in YTD24 of $245 million (YTD23: $247 million)
o	Cash generation has been consistent with quarterly receipts near or exceeding $100 million in each of the last eight quarters
◾	Deployments in YTD24 of $191 million (YTD23: $248 million)
o	Deployments in 2Q24 of $132 million exceeded their trailing eight-quarter average by 25% and were 2.2x the level of deployments in 1Q24
o

Definitive undrawn commitments to Burford-only capital provision assets—representing non-discretionary future deployments—were up 16% in YTD24 to $675 million at June 30, 2024 (December 31, 2023: $580 million)

◾	Burford-only capital provision-direct new commitments in YTD24 of $343 million (YTD23: $431 million) were well diversified across patent, US commercial, EMEA and arbitration case types
o New commitments in 2Q24 of $260 million (2Q23: $330 million) exceeded their trailing eight-quarter average by 43%

o Absence in 2Q24 of Fortune 50 company portfolio new commitment of $190 million in 2Q23 impacted period-on-period comparisons

Selected financial metrics
	Six months ended June 30,			Three months ended June 30,
Burford-only (non-GAAP) ($ in thousands, except per share data)	2024	2023	% change	2024	2023	% change
Total revenues	168,655	381,914	-56%	137,277	43,237	217%
Total operating expenses	66,966	97,576	-31%	37,302	43,567	-14%
Operating income/(loss)	101,689	284,338	-64%	99,975	(330)	NM
Net income/(loss)	23,809	237,885	-90%	53,746	(21,540)	NM

Burford-only (non-GAAP) ($ in thousands, except per share data)	June 30, 2024		December 31, 2023		$ change	% change
Tangible book value attributable to Burford Capital Limited	2,169,230		2,156,893		12,337	1%
Tangible book value attributable to Burford Capital Limited per ordinary share	9.89		9.85		2.49	0.4%

◾

Total revenues in 2Q24 of $137 million (2Q23: $43 million), driven by significantly higher capital provision income of $119 million (2Q23: $35 million) and with no individual asset having a significant impact on quarterly performance

o	Total revenues in YTD24 were $169 million (YTD23: $382 million) with the prior year benefiting from the substantial positive impact of significant YPF-related capital provision income
◾

Operating income in 2Q23 of $100 million (2Q23: operating loss of $0.3 million) and $102 million in YTD24 (YTD23: $284 million), with the decrease in YTD24 attributable principally to the decrease in total revenues discussed above

o

Total reported operating expenses down sharply in YTD24, with 2Q24 down 14% to $37 million (2Q23: $44 million) and YTD24 down 31% to $67 million (YTD23: $98 million), reflecting the variable impact of accruals for unrealized gains and movements in Burford’s share price on a period-to-period basis

o	Year-over-year variation of reported operating expenses does not correlate to significant changes in cash operating expense levels, which remain largely consistent

Selected portfolio metrics
Burford-only (non-GAAP) ($ in thousands)	June 30, 2024	December 31, 2023	$ change	% change
Deployed cost	1,669,894	1,573,531	96,363	6%
Plus: Fair value adjustments	1,824,715	1,814,070	10,645	1%
Fair value	3,494,609	3,387,601	107,008	3%
Undrawn commitments	1,521,074	1,396,061	125,013	9%
Total capital provision-direct portfolio	5,015,683	4,783,662	232,021	5%
Total capital provision portfolio[1]	5,058,082	4,840,117	217,965	5%
[1] Represents capital provision-direct and capital provision-indirect.

◾	At June 30, 2024, cumulative ROIC since inception from Burford-only capital provision-direct assets of 86% (December 31, 2023: 82%) and IRR of 27% (December 31, 2023: 27%)

Liquidity and capital

Burford-only (non-GAAP) ($ in thousands)	June 30, 2024	December 31, 2023	$ change	% change
Liquidity
Cash and cash equivalents	349,700	195,915	153,785	78%
Marketable securities	92,924	107,561	(14,637)	-14%
Total liquidity	442,624	303,476	139,148	46%
Due from settlement of capital provision assets	199,997	185,267	14,730	8%

◾	Burford-only cash and cash equivalents and marketable securities of $443 million at June 30, 2024 (December 31, 2023: $303 million)
o	Robust liquidity position at June 30, 2024 augmented by $245 million of Burford-only cash receipts in YTD24 and $275 million add-on offering to 2031 senior notes in January 2024
◾	Burford-only due from settlement of capital provision assets of $200 million at June 30, 2024 (December 31, 2023: $185 million), with 43% of December 31, 2023 balance collected in YTD24
◾	Total debt outstanding of $1.8 billion at June 30, 2024 (December 31, 2023: $1.6 billion)
o	Leverage remains well below covenant ceiling levels
◾	Declared interim dividend of 6.25¢ per ordinary share payable on December 5, 2024 to shareholders of record on November 1, 2024

Change in independent auditors

As previously announced in a report on Form 6-K furnished to the US Securities and Exchange Commission on July 9, 2024, Ernst & Young LLP (“E&Y”) was dismissed as Burford’s independent registered public accounting firm effective immediately following the issuance of Burford’s consolidated financial statements for the three and six months ended June 30, 2024. KPMG LLP (“KPMG”) will replace E&Y as Burford’s independent registered public accounting firm and will review Burford’s consolidated financial statements for the three and nine months ending September 30, 2024 and will audit Burford’s consolidated financial statements for the fiscal year ending December 31, 2024. KPMG’s appointment is subject to the ratification of Burford’s shareholders at an extraordinary general meeting to be held on August 20, 2024.

In accordance with Guernsey law, E&Y has deposited with Burford a statement confirming there are no matters to be brought to the attention of Burford’s members or creditors.

Adoption of US Rule 10b5-1 executive share liquidity plans

A feature of the US public markets is a well-established and widely used approach for corporate executives to obtain some liquidity from their shareholdings as part of their personal financial planning.  As part of its acquisition of full US domestic issuer status, Burford is joining typical US public company practice (including, we believe, the clear majority of S&P 500 companies) in permitting the use by its executives of plans that pre-set such transactions in the future, known as “Rule 10b5-1 trading plans” after the SEC rule that provides for such plans.  To be clear, the adoption and use of Rule 10b5-1 plans does not alter a company’s commitment to its executives being meaningfully exposed to its equity nor does it affect Burford’s minimum share ownership policy for its executives; rather, Rule 10b5-1 plans provide a vehicle for enabling some liquidity in an orderly manner that removes executives from short-term trading decisions and the potential for market signaling.

The Rule 10b5-1 plans will be administered by Merrill Lynch and operate as follows, consistent with the requirements of Rule 10b5-1 and the usual design of such plans.  During any open period (which typically occurs following the release of each quarter’s earnings), an executive may choose to adopt the Rule 10b5-1 plan by authorizing the sale of a certain amount of the executive’s holdings in Burford’s ordinary shares over the forthcoming year.  Those sales are then managed by Merrill Lynch according to pre-set parameters set forth in the Rule 10b5-1 plan; the executive has no involvement in the trading process.  No sales occur during what is known as a “cooling-off period,” which is typically 90-120 days under the relevant rules after adopting the Rule 10b5-1 plan.

Over the course of the next year, Burford expects that four of its executives (its CEO, CIO and co-COOs) will adopt and make use of the Rule 10b5-1 plans in connection with nominal levels of their Burford’s ordinary shares.  Burford expects that those executives will also continue to amass additional ordinary shares of Burford as an integral part of their compensation plans.

Investor and analyst conference call

Burford will hold a conference call for investors and analysts at 10.00am EDT / 3.00pm BST on Thursday, August 8, 2024. The dial-in numbers for the conference call are +1 (646) 307-1963 (USA) or +1 (800) 715-9871 (USA & Canada toll free) / +44 (0)20 3481 4247 (UK) or +44 800 260 6466 (UK toll free) and the access code is 36518. To minimize the risk of delayed access, participants are urged to dial into the conference call by 9.40am EDT / 2.40pm BST.

A live webcast of the call will also be available at https://events.q4inc.com/attendee/572051862, and pre-registration at that link is encouraged.

An accompanying 2Q24 and 6M24 results presentation for investors and analysts will also be made available on Burford’s website prior to the conference call at http://investors.burfordcapital.com.

Following the conference call, a replay facility for this event will be accessible through the webcast at https://events.q4inc.com/attendee/572051862.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Americas: Josh Wood, Head of Investor Relations	+1 212 516 5824
EMEA & Asia: Rob Bailhache, Head of EMEA & Asia Investor Relations	+44 (0)20 3530 2023
For press inquiries:
David Helfenbein, Vice President, Public Relations	+1 (212) 516 5824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

www.burfordcapital.com.

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

condensed consolidated and Burford-only statements of operations for the three and six months ended June 30, 2024 and 2023, the condensed consolidated and Burford-only statements of financial position at June 30, 2024 and December 31, 2023 and corresponding reconciliations from consolidated to Burford-only financial results. Furthermore, the tables below set forth certain additional reconciliations for financial information contained in this announcement.

Summary financial statements and reconciliations

The tables below set forth summaries of the condensed consolidated and Burford-only statements of operations for the three and six months ended June 30, 2024 and 2023, the condensed consolidated and Burford-only statements of financial position at June 30, 2024 and December 31, 2023 and corresponding reconciliations from consolidated to Burford-only financial results. Furthermore, the tables below set forth certain additional reconciliations for financial information contained in this announcement.

Summary condensed consolidated statements of operations

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2024	2023	2024	2023
Revenues
Capital provision income/(loss)	157,745	35,667	198,506	511,600
(Less)/Plus: Third-party interests in capital provision assets	(6,264)	4,813	(11,488)	(95,532)
Asset management income/(loss)	1,644	1,894	3,507	3,891
Services and other income/(loss)	6,528	2,177	13,423	5,497
Total revenues	159,653	44,551	203,948	425,456

Total operating expenses	38,151	43,632	68,289	97,931

Operating income/(loss)	121,502	919	135,659	327,525

Finance costs and loss on debt extinguishment	34,466	21,124	67,033	41,677
Foreign currency transactions (gains)/losses	67	(8,898)	559	(11,338)

Income/(loss) before income taxes	86,969	12,226	68,067	297,186

Benefit from/(provision for) income taxes	(11,697)	(8,969)	(10,293)	(16,081)
Net income/(loss)	75,272	(20,276)	57,774	281,105

Net income/(loss) attributable to Burford Capital Limited shareholders	53,746	(21,540)	23,809	237,885

Net income/(loss) attributable to Burford Capital Limited shareholders per ordinary share
Basic	$0.25	($0.10)	$0.11	$1.09
Diluted	$0.24	($0.10)	$0.11	$1.07

Summary Burford-only statement of operations

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2024	2023	2024	2023
Revenues
Capital provision income	119,360	35,392	137,263	351,407
Asset management income	11,487	5,684	18,160	25,041
Services and other income	6,430	2,161	13,232	5,466
Total revenues	137,277	43,237	168,655	381,914

Operating expenses	37,302	43,567	66,966	97,576

Operating income	99,975	(330)	101,689	284,338

Net income	53,746	(21,540)	23,809	237,885

Net income per share:
Basic	$0.25	($0.10)	$0.11	$1.09
Diluted	$0.24	($0.10)	$0.11	$1.07

Reconciliation of summary condensed consolidated statement of operations to summary Burford-only statement of operations

	Three months ended June 30, 2024
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	157,745	(23,332)	(7,406)	(5,774)	(1,873)	119,360
(Less): Third-party interests in capital provision assets	(6,264)	-	7,385	-	(1,121)	-
Asset management income	1,644	9,843	-	-	-	11,487
Services and other income	6,528	(97)	-	-	(1)	6,430
Total revenues	159,653	(13,586)	(21)	(5,774)	(2,995)	137,277

Operating expenses	38,151	46	(21)	(105)	(769)	37,302

Operating income	121,502	(13,632)	-	(5,669)	(2,226)	99,975

Net income/(loss)	75,272	(13,632)	-	(5,669)	(2,225)	53,746

	Three months ended June 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	35,667	(100)	72	4,728	(4,983)	8	35,392
(Less): Third-party interests in capital provision assets	4,813	-	-	(4,753)	-	(60)	-
Asset management income	1,894	46	3,744	-	-	-	5,684
Services and other income	2,177	-	(1)	-	-	(15)	2,161
Total revenues	44,551	(54)	3,815	(25)	(4,983)	(67)	43,237

Operating expenses	43,632	(141)	187	(25)	(80)	(6)	43,567

Operating income	919	87	3,628	-	(4,903)	(61)	(330)

Net income/(loss)	(20,276)	87	3,628	-	(4,903)	(76)	(21,540)

	Six months ended June 30, 2024
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	198,506	(33,018)	(12,826)	(13,045)	(2,354)	137,263
(Less): Third-party interests in capital provision assets	(11,488)	-	12,754	-	(1,266)	-
Asset management income	3,507	14,653	-	-	-	18,160
Services and other income	13,423	(185)	-	-	(6)	13,232
Total revenues	203,948	(18,550)	(72)	(13,045)	(3,626)	168,655

Operating expenses	68,289	90	(72)	(274)	(1,067)	66,966

Operating income	135,659	(18,640)	-	(12,771)	(2,559)	101,689

Net income/(loss)	57,774	(18,640)	-	(12,771)	(2,554)	23,809

	Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	511,600	(207)	(48,236)	(95,041)	(12,005)	(4,704)	351,407
(Less): Third-party interests in capital provision assets	(95,532)	-	-	95,011	-	521	-
Asset management income	3,891	92	21,058	-	-	-	25,041
Services and other income	5,497	-	(2)	-	-	(29)	5,466
Total revenues	425,456	(115)	(27,180)	(30)	(12,005)	(4,212)	381,914

Operating expenses	97,931	(296)	217	(30)	(203)	(43)	97,576

Operating income	327,525	181	(27,397)	-	(11,802)	(4,169)	284,338

Net income/(loss)	281,105	181	(27,397)	-	(11,802)	(4,202)	237,885

Summary condensed consolidated statement of financial position

($ in thousands)	June 30, 2024	December 31, 2023

Total assets	6,120,686	5,837,394

Total liabilities	2,888,384	2,629,614

Total Burford Capital Limited equity	2,303,187	2,290,858

Non-controlling interests	929,115	916,922

Total shareholders’ equity	3,232,302	3,207,780

Basic ordinary shares outstanding	219,412,747	218,962,441

Total shareholders’ equity attributable to Burford Capital Limited per basic ordinary share	10.50	10.46
Total shareholders’ equity per basic ordinary share	14.73	14.65

Reconciliation of summary consolidated statement of financial position to summary Burford-only statement of financial position

	June 30, 2024
	(GAAP)	(Non-GAAP)
	Elimination of third-party interests

($ in thousands)	Consolidated	BOF-C	Colorado	Advantage Fund	Other	Burford-only

Total assets	6,120,686	(665,252)	(699,041)	(201,022)	(80,187)	4,475,184

Total liabilities	2,888,384	-	(699,041)	(80)	(17,266)	2,171,997

Total shareholders' equity	3,232,302	(665,252)	-	(200,942)	(62,921)	2,303,187

	December 31, 2023
	(GAAP)	(Non-GAAP)
	Elimination of third-party interests

($ in thousands)	Consolidated	BOF-C	Colorado	Advantage Fund	Other	Burford-only

Total assets	5,837,394	(634,239)	(686,304)	(222,413)	(78,574)	4,215,864

Total liabilities	2,629,614	-	(686,304)	(100)	(18,204)	1,925,006

Total shareholders' equity	3,207,780	(634,239)	-	(222,313)	(60,370)	2,290,858

Reconciliation of components of realizations from a consolidated basis to a Group-wide basis

	Three months ended June 30, 2024
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	179,391	(24,727)	154,664	37,574	24,523	216,761
Capital provision-indirect	12,492	(10,410)	2,082	10,410	-	12,492
Post-settlement	-	-	-	24,668	-	24,668
Total realizations	191,883	(35,137)	156,746	72,652	24,523	253,921

	Three months ended June 30, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	130,520	2,677	133,197	22,986	17,328	173,511
Capital provision-indirect	27,064	(22,605)	4,459	22,290	-	26,749
Post-settlement	-	-	-	79,576	-	79,576
Total realizations	157,584	(19,928)	137,656	124,852	17,328	279,836

	Six months ended June 30, 2024
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	283,584	(67,846)	215,738	66,345	54,721	336,804
Capital provision-indirect	21,270	(17,725)	3,545	17,725	-	21,270
Post-settlement	-	-	-	52,502	-	52,502
Total realizations	304,854	(85,571)	219,283	136,572	54,721	410,576

	Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	246,252	(51,309)	194,943	73,376	52,751	321,070
Capital provision-indirect	39,644	(33,089)	6,555	32,774	-	39,329
Post-settlement	-	-	-	98,256	-	98,256
Total realizations	285,896	(84,398)	201,498	204,406	52,571	458,655

Reconciliation of components of deployments from a consolidated basis to a Group-wide basis

	Three months ended June 30, 2024
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	169,229	(37,484)	131,745	4,823	40,942	177,510
Capital provision-indirect	8,112	(6,759)	1,353	6,760	-	8,113
Post-settlement	-	-	-	8,821	-	8,821
Total deployments	177,341	(44,243)	133,098	20,404	40,942	194,444

	Three months ended June 30, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	246,840	(65,387)	181,453	6,070	58,504	246,027
Capital provision-indirect	78,794	(65,662)	13,132	65,662	-	78,794
Post-settlement	-	-	-	31,939	-	31,939
Total deployments	325,634	(131,049)	194,585	103,671	58,504	356,760

	Six months ended June 30, 2024
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	244,019	(53,193)	190,826	7,363	57,551	255,740
Capital provision-indirect	58,725	(48,937)	9,788	48,938	-	58,726
Post-settlement	-	-	-	29,528	-	29,528
Total deployments	302,744	(102,130)	200,614	85,829	57,551	343,994

	Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	331,525	(83,079)	248,446	12,983	75,956	337,385
Capital provision-indirect	112,794	(93,995)	18,799	93,995	-	112,794
Post-settlement	-	-	-	35,806	-	35,806
Total deployments	444,319	(177,074)	267,245	142,784	75,956	485,985

Reconciliation of quarterly consolidated capital provision-direct deployments to quarterly Burford-only capital provision-direct deployments

	For the three months ended
		Eliminations and adjustments
($ in thousands)	Consolidated		Burford-only	Other funds	BOF-C	Group-wide
June 30, 2024	169,229	(37,484)	131,745	4,823	40,942	177,510
March 31, 2024	74,790	(15,710)	59,080	2,540	16,609	78,229
December 31, 2023	104,678	(26,915)	77,763	8,317	24,577	110,657
September 30, 2023	69,690	(13,704)	55,986	4,379	21,819	82,184
June 30, 2023	246,840	(65,387)	181,453	6,070	58,504	246,027
March 31, 2023	84,685	(17,692)	66,993	6,913	17,452	91,358
December 31, 2022	223,920	(42,233)	181,687	9,630	42,517	233,834
September 30, 2022	197,916	(44,627)	153,289	6,277	45,155	204,721
June 30, 2022	92,445	(22,273)	70,172	8,926	21,291	100,389

Reconciliation of consolidated deployment multiple to Burford-only deployment multiple

($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only
Capital provision-direct for three months ended June 30, 2024	169,229	(37,484)	131,745
Capital provision-direct for three months ended March 31, 2024	74,790	(15,710)	59,080
Deployment multiple	2.3		2.2

Reconciliation of consolidated proceeds from capital provision assets to Burford-only cash receipts

($ in thousands)	Three months ended June 30, 2024	Three months ended June 30, 2023
Consolidated proceeds from capital provision assets	125,344	163,522
Less: Elimination of third-party interests	(36,841)	(26,950)
Burford-only total proceeds from capital provision assets	88,503	136,572
Burford-only proceeds from capital provision-direct assets	86,328	135,579
Burford-only proceeds from capital provision-indirect assets	2,175	993
Burford-only total proceeds from capital provision assets	88,503	136,572
Consolidated asset management income	1,644	1,894
Plus: Eliminated income from funds	9,843	3,790
Burford-only asset management income	11,487	5,684
Less: Non-cash adjustments(1)	(495)	5,358
Burford-only proceeds from asset management income	10,992	11,042
Burford-only proceeds from marketable security interest and dividends	5,093	682
Burford-only proceeds from other income	2,775	1,485
Burford-only proceeds from other items	7,868	2,167
Cash receipts	107,363	149,781

(1) Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

($ in thousands)	Six months ended June 30, 2024	Six months ended June 30, 2023
Consolidated proceeds from capital provision assets	372,905	308,007
Less: Elimination of third-party interests	(156,877)	(87,513)
Burford-only total proceeds from capital provision assets	216,028	220,494
Burford-only proceeds from capital provision-direct assets	199,250	213,321
Burford-only proceeds from capital provision-indirect assets	16,778	7,173
Burford-only total proceeds from capital provision assets	216,028	220,494
Consolidated asset management income	3,507	3,891
Plus: Eliminated income from funds	14,653	21,150
Burford-only asset management income	18,160	25,041
Less: Non-cash adjustments(1)	(2,692)	(1,728)
Burford-only proceeds from asset management income	15,468	23,313
Burford-only proceeds from marketable security interest and dividends	10,569	1,563
Burford-only proceeds from other income	2,992	1,568
Burford-only proceeds from other items	13,561	3,131
Cash receipts	245,057	246,938

(1) Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

Reconciliation of quarterly consolidated cash receipts to Burford-only cash receipts

($ in thousands)	Three months ended June 30, 2024	Three months ended March 31, 2024
Consolidated proceeds from capital provision assets	125,344	247,561
Less: Elimination of third-party interests	(36,841)	(120,036)
Burford-only total proceeds from capital provision assets	88,503	127,525
Burford-only proceeds from capital provision-direct assets	86,328	112,922
Burford-only proceeds from capital provision-indirect assets	2,175	14,603
Burford-only total proceeds from capital provision assets	88,503	127,525
Consolidated asset management income	1,644	1,863
Plus: Eliminated income from funds	9,843	4,810
Burford-only asset management income	11,487	6,673
Less: Non-cash adjustments(1)	(495)	2,197
Burford-only proceeds from asset management income	10,992	4,476
Burford-only proceeds from marketable security interest and dividends	5,093	5,476
Burford-only proceeds from other income	2,775	217
Burford-only proceeds from other items	7,868	5,693
Cash receipts	107,363	137,694

(1) Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

($ in thousands)	Three months ended December 31, 2023	Three months ended September 30, 2023
Consolidated proceeds from capital provision assets	119,208	132,147
Less: Elimination of third-party interests	(22,709)	(7,074)
Burford-only total proceeds from capital provision assets	96,499	125,073
Burford-only proceeds from capital provision-direct assets	95,490	105,915
Burford-only proceeds from capital provision-indirect assets	1,009	19,158
Burford-only total proceeds from capital provision assets	96,499	125,073
Consolidated asset management income	1,875	1,876
Plus: Eliminated income from funds	20,655	14,265
Burford-only asset management income	22,530	16,141
Less: Non-cash adjustments(1)	(19,254)	(10,409)
Burford-only proceeds from asset management income	3,276	5,732
Burford-only proceeds from marketable security interest and dividends	2,672	2,062
Burford-only proceeds from other income	7,030	(73)
Burford-only proceeds from other items	9,702	1,989
Cash receipts	109,477	132,794

(1) Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

($ in thousands)	Three months ended June 30, 2023	Three months ended March 31, 2023
Consolidated proceeds from capital provision assets	163,522	144,485
Less: Elimination of third-party interests	(26,950)	(60,563)
Burford-only total proceeds from capital provision assets	136,572	83,922
Burford-only proceeds from capital provision-direct assets	135,579	77,742
Burford-only proceeds from capital provision-indirect assets	993	6,180
Burford-only total proceeds from capital provision assets	136,572	83,922
Consolidated asset management income	1,894	1,997
Plus: Eliminated income from funds	3,790	17,360
Burford-only asset management income	5,684	19,357
Less: Non-cash adjustments(1)	5,358	(7,086)
Burford-only proceeds from asset management income	11,042	12,271
Burford-only proceeds from marketable security interest and dividends	682	881
Burford-only proceeds from other income	1,485	83
Burford-only proceeds from other items	2,167	964
Cash receipts	149,781	97,157

(1) Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

($ in thousands)	Three months ended December 31, 2022	Three months ended September 30, 2022
Consolidated proceeds from capital provision assets	105,464	173,781
Less: Elimination of third-party interests	(11,720)	(48,686)
Burford-only total proceeds from capital provision assets	93,744	125,095
Burford-only proceeds from capital provision-direct assets	93,137	120,988
Burford-only proceeds from capital provision-indirect assets	607	4,107
Burford-only total proceeds from capital provision assets	93,744	125,095
Consolidated asset management income	2,025	1,583
Plus: Eliminated income from funds	12,733	2,976
Burford-only asset management income	14,758	4,559
Less: Non-cash adjustments(1)	(11,794)	(2,980)
Burford-only proceeds from asset management income	2,964	1,578
Burford-only proceeds from marketable security interest and dividends	1,740	878
Burford-only proceeds from other income	66	2,466
Burford-only proceeds from other items	1,806	3,344
Cash receipts	98,514	130,017

(1) Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

Reconciliation of consolidated portfolio to Group-wide portfolio

	June 30, 2024
	(GAAP)	(non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Capital provision assets - direct:
Deployed cost	2,229,053	(559,159)	1,669,894	394,049	464,510	2,528,453
Plus: Fair value adjustments	2,771,019	(946,304)	1,824,715	169,291	221,497	2,215,503
Fair value	5,000,072	(1,505,463)	3,494,609	563,340	686,007	4,743,956

Capital provision assets - indirect:
Deployed cost	211,016	(177,932)	33,084	177,932	-	211,016
Plus: Fair value adjustments	27,545	(20,373)	7,172	16,944	-	24,116
Fair value	238,561	(198,305)	40,256	194,876	-	235,132

Total capital provision assets	5,238,633	(1,703,768)	3,534,865	758,216	686,007	4,979,088

Post-settlement assets:
Deployed cost	-	-	-	237,469	-	237,469
Plus: Fair value adjustments	-	-	-	51,055	-	51,055
Fair value	-	-	-	288,524	-	288,524

Undrawn commitments:
Capital provision-direct	1,956,479	(435,405)	1,521,074	110,686	426,574	2,058,334
Capital provision-indirect	12,859	(10,716)	2,143	10,716	-	12,859
Post-settlement	-	-	-	44,498	-	44,498
Total undrawn commitments	1,969,338	(446,121)	1,523,217	165,900	426,574	2,115,691

Total portfolio	7,207,971	(2,149,889)	5,058,082	1,212,640	1,112,581	7,383,303

	December 31, 2023
	(GAAP)	(non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Capital provision assets - direct:
Deployed cost	2,116,304	(542,773)	1,573,531	416,318	428,110	2,417,959
Plus: Fair value adjustments	2,743,575	(929,505)	1,814,070	180,169	220,363	2,214,602
Fair value	4,859,879	(1,472,278)	3,387,601	596,487	648,473	4,632,561

Capital provision assets - indirect:
Deployed cost	164,259	(125,508)	38,751	125,508	-	164,259
Plus: Fair value adjustments	21,250	(15,490)	5,760	15,490	-	21,250
Fair value	185,509	(140,998)	44,511	140,998	-	185,509

Total capital provision assets	5,045,388	(1,613,276)	3,432,112	737,485	648,473	4,818,070

Post-settlement assets:
Deployed cost	-	-	-	253,062	-	253,062
Plus: Fair value adjustments	-	-	-	45,792	-	45,792
Fair value	-	-	-	298,854	-	298,854

Undrawn commitments:
Capital provision-direct	1,801,627	(405,566)	1,396,061	126,560	396,646	1,919,267
Capital provision-indirect	71,662	(59,718)	11,944	59,718	-	71,662
Post-settlement	-	-	-	62,455	-	62,455
Total undrawn commitments	1,873,289	(465,284)	1,408,005	248,733	396,646	2,053,384

Total portfolio	6,918,677	(2,078,560)	4,840,117	1,285,072	1,045,119	7,170,308

Reconciliation of consolidated to Burford-only cash and cash equivalents and marketable securities

	June 30, 2024			December 31, 2023
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Elimination of third-party interests	Burford-only	Consolidated	Elimination of third-party interests	Burford-only
Cash and cash equivalents	390,673	(40,973)	349,700	220,549	(24,634)	195,915
Marketable securities	92,924	-	92,924	107,561	-	107,561
Total cash and cash equivalents and marketable securities	483,597	(40,973)	442,624	328,110	(24,634)	303,476

Reconciliation of consolidated to Burford-only due from settlement of capital provision assets

	June 30, 2024			December 31, 2023
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Elimination of third-party interests	Burford-only	Consolidated	Elimination of third-party interests	Burford-only
Due from settlement of capital provision assets	199,997	-	199,997	265,540	(80,273)	185,267

Reconciliation of consolidated to Burford-only net realized gains/(losses) on capital provision-direct assets

	(GAAP)		(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only total	Burford-only Capital provision-direct	Burford-only Capital provision-indirect
Net realized gains/(losses) for the three months ended June 30, 2024	117,471	(18,318)	99,153	99,153	-
Net realized gains/(losses) for the three months ended June 30, 2023	64,323	(5,542)	58,781	58,871	-

	(GAAP)		(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only total	Burford-only Capital provision-direct	Burford-only Capital provision-indirect
Net realized gains/(losses) for the six months ended June 30, 2024	175,333	(46,286)	129,047	127,907	1,140
Net realized gains/(losses) for the six months ended June 30, 2023	133,765	(39,371)	94,394	94,394	-

Reconciliation of consolidated to Burford-only unrealized gains on capital provision-indirect assets

	(GAAP)		(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only total	Burford-only Capital provision-direct	Burford-only Capital provision-indirect
Unrealized gains/(losses) for the three months ended June 30, 2024	39,070	(20,207)	18,863	17,729	1,134
Unrealized gains/(losses) for the three months ended June 30, 2023	(28,821)	5,983	(22,838)	(23,152)	314

	(GAAP)		(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only total	Burford-only Capital provision-direct	Burford-only Capital provision-indirect
Unrealized gains/(losses) for the six months ended June 30, 2024	25,369	(15,594)	9,775	8,363	1,412
Unrealized gains/(losses) for the six months ended June 30, 2023	373,992	(120,174)	253,818	251,989	1,829

Reconciliation of consolidated undrawn commitments to Burford-only undrawn commitments

	June 30, 2024
		Elimination of third-party interests
($ in thousands)	Consolidated		Burford-only
Definitive	887,592	(212,942)	674,650
Discretionary	1,026,386	(222,463)	803,923
Total legal finance undrawn commitments	1,913,978	(435,405)	1,478,573
Legal risk (definitive)	42,501	-	42,501
Total capital provision-direct undrawn commitments	1,956,479	(435,405)	1,521,074
Capital provision-indirect undrawn commitments	12,859	(10,716)	2,143
Total capital provision undrawn commitments	1,969,338	(446,121)	1,523,217

	December 31,2023
		Elimination of third-party interests
($ in thousands)	Consolidated		Burford-only
Definitive	768,311	(188,313)	579,998
Discretionary	977,733	(211,196)	766,537
Total legal finance undrawn commitments	1,746,044	(399,509)	1,346,535
Legal risk (definitive)	55,583	(6,057)	49,526
Total capital provision-direct undrawn commitments	1,801,627	(405,566)	1,396,061
Capital provision-indirect undrawn commitments	71,662	(59,718)	11,944
Total capital provision undrawn commitments	1,873,289	(465,284)	1,408,005

Reconciliation of tangible book value attributable to Burford Capital Limited per ordinary share

($ in thousands, except share data)	June 30, 2024	December 31, 2023
Total Burford Capital Limited equity	2,303,187	2,290,858
Less: Goodwill	(133,957)	(133,965)
Tangible book value attributable to Burford Capital Limited	2,169,230	2,156,893
Basic ordinary shares outstanding	219,412,747	218,962,441
Tangible book value attributable to Burford Capital Limited per ordinary share	$9.89	$9.85

consolidated financial results in accordance with US GAAP. US GAAP requires us to present financial statements that consolidate some of the limited partner interests in private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We therefore refer to various presentations of our consolidated financial results as follows:

Definitions and use of non-GAAP financial measures and alternative performance measures

Burford reports its consolidated financial results in accordance with US GAAP. US GAAP requires us to present financial statements that consolidate some of the limited partner interests in private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We therefore refer to various presentations of our consolidated financial results as follows:

•

Consolidated refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this announcement, the major entities where there is also a third-party partner in, or owner of, those entities include Burford Opportunity Fund C LP, Burford Advantage Master Fund LP, Colorado Investments Limited (“Colorado”) and several other entities in which Burford holds investments where there is also a third-party partner in, or owner of, those entities.

•

Burford-only refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.

•

Group-wide refers to the totality of assets managed by Burford, including those portions of the private funds owned by third parties and including private funds that are not consolidated within Burford’s consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated private funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, which do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We subdivide our capital provision assets into two categories:

•

Direct, which includes all of our capital provision assets that we have originated directly (i.e., not through participation in a private fund) from our balance sheet. We also include direct (i.e., not through participation in a private fund) complex strategies assets in this category.

•	Indirect, which includes our balance sheet’s participations in one of our private funds (i.e., Burford Advantage Master Fund LP).

We also use certain unaudited alternative performance measures, including:

•

Internal rate of return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating costs appropriately. IRRs do not include unrealized gains or losses.
•

Return on invested capital (“ROIC") from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in financing such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.

Other unaudited alternative performance measures and terms we use include:

•

Commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide financing on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide financing after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.

•	Deployment refers to the financing provided for an asset, which adds to our deployed cost in such asset.
•	Deployed cost is the amount of financing we have provided for an asset at the applicable point in time.
•

Fair value adjustment is the amount of unrealized gain or loss recognized in our consolidated statements of operations in the relevant period and added to or subtracted from, as applicable, the asset or liability value in our consolidated statements of financial position.

•	Portfolio includes deployed cost, net unrealized gains or losses and undrawn commitments.
•

Realization: A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in us receiving cash or, occasionally, non-cash assets, or recognizing a due from settlement receivable, reflecting what we are owed on the asset.

•

Realized gain / loss reflects the total amount of gain or loss, relative to cost, generated by a legal finance asset when it is realized, calculated as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.

•

Unrealized gain / loss represents the fair value of our legal finance assets over or under their deployed cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (consolidated statements of operations) or cumulatively (consolidated statements of financial position).

•	YPF-related assets refers to our Petersen and Eton Park legal finance assets, which are two claims relating to the Republic of Argentina’s nationalization of YPF S.A., the Argentine energy company.

We also use certain non-GAAP financial measures, including:

•	Book value per ordinary share is calculated by dividing total Burford Capital Limited equity by the number of ordinary shares issued and outstanding.
•

Cash receipts represent cash generated during the reporting period from our capital provision assets, asset management income and certain other items, before any deployments into financing existing or new assets. Cash receipts are a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is proceeds from capital provision assets as set forth in our consolidated statements of cash flows. We believe that cash receipts are an important measure of our operating and financial performance and are useful to management and investors when assessing the performance of our Burford-only capital provision assets.

•

Tangible book value attributable to Burford Capital Limited is calculated by subtracting intangible assets (such as goodwill) from total Burford Capital Limited equity. Tangible book value attributable to Burford Capital Limited per ordinary share is calculated by dividing tangible book value attributable to Burford Capital Limited by the total number of outstanding ordinary shares. Each of tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share is a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is total Burford Capital Limited equity as set forth in our consolidated statements of financial position. We believe that tangible book value attributable to Burford Capital Limited per ordinary share is an important measure of our financial condition and is useful to management and investors when assessing capital adequacy and our ability to generate earnings on tangible equity invested by our shareholders.

Non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to, financial measures calculated in accordance with US GAAP.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2023 filed with the US Securities and Exchange Commission on March 28, 2024 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by applicable law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.